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                                                                    EXHIBIT 99.1

ITEM 1.  LEGAL PROCEEDINGS

                 Reference is made to the 1995 Annual Report for descriptions of certain previously-reported legal proceedings.

                 Gates v. American Cyanamid Co., et al. (I1996-2114). In April 1996, the Company was served with a complaint filed in New York state court which seeks compensatory and punitive damages for personal injury purportedly caused by lead paint and alleges causes of action against the Company and other former lead pigment manufacturers and the Lead Industries Association for negligence, strict products liability, fraud, concert of action, civil conspiracy, enterprise liability, market share liability and alternative liability. The complaint also asserts causes of action against the landlords of the apartments in which plaintiff has lived since 1977. The Company intends to file an answer denying plaintiff's allegations.

                 Hines v. Gates, et al. (96-616161). In May 1996, the Company was served with a complaint filed in Michigan state court seeking recovery for personal injury purportedly caused by lead paint and alleging causes of action on behalf of plaintiff against the Company, other former lead pigment manufacturers and others for negligence, negligent failure to warn, breach of warranty, alternative liability and concert of action. The complaint also asserts causes of action against plaintiff's landlord. The Company intends to file an answer denying plaintiff's allegations.

                 Skipworth v. Sherwin-Williams Co., et al. In April 1996, the Pennsylvania Supreme Court granted a petition to hear plaintiffs' appeal from the appellate court decision in defendants' favor.

                 City of New York, et al. v. Lead Industries Association, et al. In February 1996, defendants' motion for summary judgment on the basis that the fraud claim is time-barred was denied. Defendants have appealed.

                 NL Industries, Inc. v. Commercial Union Insurance Cos., et al. On remand from the Court of Appeals, the trial court in April 1996 granted the Company's motion for summary judgment, finding that Commercial Union had a duty to defend the Company in the four lead paint cases which were the subject of the Company's second amended complaint. The court also issued a partial ruling on Commercial Union's motion for summary judgment in which it sought allocation of defense costs and contribution from the Company and two other insurance carriers in connection with the three lead paint actions on which the court had granted the Company summary judgment in 1991. The court ruled that Commercial Union is entitled to receive such contribution from the Company and the two carriers, but reserved ruling with respect to the relative contributions to be made by each of the parties, including contributions by the Company that may be required with respect to periods in which it was self-insured and contributions from one carrier which were reinsured by a former subsidiary of the Company, the reinsurance costs of which the Company may ultimately be required to bear.

                 Portland, Oregon smelter site. The U.S. EPA has issued a proposed Record of Decision Amendment changing portions of the cleanup remedy selected for





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the site. The U.S. EPA estimates the cost of the proposed remedy to be from $10 million to $13 million.

                 People of the State of Illinois v. NL Industries, Inc., et al. The Appeals Court has granted the State's motion to reconsider the Court's affirmance of the dismissal of this case. In addition, the U.S. EPA has issued an order to the Company to perform a removal action at the Company's former facility involved in the State of Illinois case. The Company has notified the U.S. EPA that it intends to comply with the order.





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